April 1, 2003



Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      Indiana Gas Company
                  Form Type:  10-12B
                  Accession #0000092195-03-000005
                  File Date:  3/31/03
                  CIK:  0000050183
                  File #  001-06494

Dear Ladies and Gentlemen:

         On behalf of Indiana Gas Company (the "Company"), we hereby request that the Company's Form Type 10-12B filing made March 31, 2003 be withdrawn.

         On March 31, 2003, the Company incorrectly filed a Form 12b-25 Notification of Late Filing via Form Type 10-12B. Upon realizing the error, it filed its Form 12b-25 correctly on Form Type NT 10-K, also on March 31, 2003.

         If you have any questions regarding the foregoing, please contact the undersigned at 317-231-7266.

Sincerely,

Barnes & Thornburg


/s/ Andrea Unzicker
Andrea D.B. Unzicker
11 S. Meridian Street
Indianapolis, Indiana 46204